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                              CONNECTED CORPORATION
                                24 Prime Parkway
                                Natick, MA 01760

                                                              August 16, 2000

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Attn:  James M. Daly, Esq.

       Re: Connected Corporation Registration Statement on Form S1 (Registration Number 333-33840) (the "Registration Statement")
            --------------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1993, as amended (the "Act"), Connected Corporation (the "Company") hereby respectfully requests the withdrawal of the above-captioned Registration Statement. No securities have been issued or sold under the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

         If you have any questions regarding this request for withdrawal, please contact Samuel P. Williams of Brown Rudnick Freed & Gesmer, counsel for the Company, at (617) 856-8200.

                                  Very truly yours,

                                  CONNECTED CORPORATION


                                  By: /s/ Glenn D. Bolduc
                                      -----------------------------------
                                      Glenn D. Bolduc, Chief Financial Officer


cc: Samuel P. Williams, Esquire